Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Office of General Counsel

By Electronic Mail

April 5, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on April 5, 2021 The Nasdaq Stock Market (the "Exchange") received from Ace Global Business Acquisition Limited (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Ordinary Share, par value $0.001 per share

Warrants

Units

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,